MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 - 5th Street, S.W.
Calgary, AB, T2P 0R4
Tel: (403) 264-9888 Fax: (403) 770-8855

2.	Date of Material Change

February 1, 2011

3.	News Release

A news release dated February 1, 2011, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canadian disclosure package) on February 1, 2011 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 1, 2011, TransGlobe announced that it had closed its recently announced equity offering, through a syndicate of underwriters, of 5,000,000 common shares at a price of $15.00 per share for gross proceeds of Cdn$75.0 million.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 770-8855.

9.	Date of Report

February 1, 2011

TRANSGLOBE ENERGY CORPORATION
CLOSES CDN$75.0 MILLION OFFERING OF COMMON SHARES

TSX: “TGL” & NASDAQ: “TGA”

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, February 1, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) has closed its recently announced equity offering (the “Offering”), through a syndicate of underwriters (the “Underwriters”), of 5,000,000 common shares of the Company at Cdn$15.00 per common share for gross proceeds of Cdn$75,000,000. The Underwriters have elected not to exercise the over-allotment option.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release is not for dissemination in the United States or to any United States news services. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com